June 5, 2009
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Northeast
Mail Stop 3720
Washington, D.C. 20549

Re:	G&K Services, Inc.
Form 10-K for the fiscal year ended June 28, 2008
Filed August 27, 2008 and
Forms 10-Q for the quarters ended September 27, 2008, December 27,
2008 and March 28, 2009
Filed October 31, 2008, January 30, 2009, and May 1, 2009, respectively
File No. 000-4063
Dear Mr. Spirgel,
With reference to the above-captioned filings, we have reviewed your May 8, 2009 letter. On behalf of G&K Services, Inc., the company’s responses to the staff’s comments are set forth below. For reference purposes, the text of the staff’s comments has been reproduced herein in bold, followed by our response.
Form 10-Q for quarterly period ending March 28, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 21
1.	We note that, due to the reasons described in the overview section of the MD&A on page 21, you took a significant goodwill impairment charge in the third quarter of fiscal year 2009. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery in the economy in your cash flow projections.
Respectfully, we believe that the following excerpt from footnote 11 to our Form 10-Q filed for the quarterly period ending March 28, 2009 addresses a number of the staff’s comments related to primary drivers in assumptions from question 1 above.
Page 15, footnote 11, paragraph 4- “The goodwill impairment testing process is subject to inherent uncertainties and subjectivity. Determination of fair value requires significant management judgment with respect to various assumptions, including revenue volume, gross margins, SG&A rates, capital expenditures, discount rates, terminal growth rates and the fair values of the reporting units tangible and intangible assets and liabilities. The projected revenue levels, gross margins, SG&A rate, and capital expenditure assumptions are based on our annual business plan or other forecasted results. Discount rates reflect estimates of a market-based weighted average cost of capital taking into consideration the risks associated with the projected cash flows directly resulting from the use of those assets in operations. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment. The use of different assumptions would increase or decrease the estimated fair value and could materially increase or decrease any impairment charge. The discount rates used in step one and step two ranged from 9.7%-11.7% and included certain risk premiums. Our forecasted future cash flows considered both current and future economic conditions and a terminal growth rate of 2.5%-3.0%. Changing the discount rate by 50 basis points would increase or decrease the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $45 million, $10 million and $1 million, respectively. Changing the terminal growth rate by 50 basis points would increase or decrease the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $25 million, $5 million and $0, respectively. Increasing or decreasing the fair values of the net assets of the impaired reporting units by 5% as compared to the values used in the preparation of these financial statements would increase or decrease the goodwill impairment charge related to the U.S. Rental and Direct Sales reporting units by approximately $20 million and $0, respectively.”
We believe that the disclosure above provides investors with an understanding of the primary drivers that resulted in the goodwill impairment charge, including a sensitivity analysis of each key assumption.
In future filings, in addition to the disclosure noted above, we will include the following language in our MD&A:
“During our quarter ended March 28, 2009, economic conditions continued to deteriorate, which resulted in an accelerated decline in the employment levels at our customers and our associated financial results. The significant job losses in the North American economy during our fiscal third quarter prompted us to adjust our cash flow assumption to reflect an extended economic downturn and more severe job losses than previously considered in our interim goodwill impairment analysis at the end of the fiscal second quarter. We assumed that employment levels would continue to decline into fiscal 2010 and begin to moderately improve in fiscal 2011, returning to more normalized levels in fiscal 2012 and beyond. This revision of assumptions drove a decrease in the calculated fair values of the U.S. rental and Direct sales reporting units, which resulted in our goodwill impairment charge.
We do not believe that historical operating results are necessarily indicative of future operating results. Please see the discussion of our sensitivity analysis in note 11 for an understanding of the impact that each significant assumption has on the calculated fair values of each reporting unit.”
Critical Accounting Policies
Goodwill and Intangible Assets, page 22
2.	In light of the significance of your goodwill balance and your $107 million impairment charge during the quarter ended March 28, 2009, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:
•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units’ allocations of goodwill by reporting unit and the reasons for such changes.

•	Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:
1)	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3)	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.
•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.
For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
In response to the first bullet point above, we provided the following detailed description of the steps we performed to review goodwill for recoverability in note 11 on page 15, paragraph two of our Form 10-Q filing for the period ending March 28, 2009.
“During the third quarter of fiscal year 2009, we engaged a third party independent valuation consulting firm to assist in determining the fair value of each reporting unit. Based on consultation with our valuation specialist, we used both a market valuation and income valuation approach, weighted evenly, to determine the fair values of our reporting units. The income valuation was derived by discounting future forecasted cash flows using a market based weighted average cost of capital. The market valuation was derived by referencing a measure of invested capital compared to earnings and cash flows of a peer group of companies and applying the resultant multiples to our reporting units. The combination of these valuations produced an estimated fair value that was less than the carrying amount for the U.S. Rental and Direct Sales reporting units. The fair value of our Canadian Rental reporting unit exceeded its carrying amount by more than 20%. If the carrying value of a reporting unit exceeds its estimated fair value in the first step, a second step is performed, in which the reporting unit’s goodwill is written down to its implied fair value. The second step requires us to allocate the fair value of the reporting unit derived in the first step to the fair value of the reporting unit’s net assets. The second step also requires, among other things, determining the estimated fair market value of our tangible and intangible assets. Any fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill for that reporting unit.”
In response to the second bullet point above, we will in future filings disclose in our MD&A, a breakdown of our goodwill balances as of the reporting date of the respective filing. Specifically, in our upcoming filing on Form 10-K for our fiscal year ending on June 27, 2009, we will disclose the following as part of the critical accounting policies discussion:

“Goodwill has been assigned to reporting units for purposes of impairment testing and consists of U.S. Rental operations, Canadian Rental operations and Direct Sales operations; the associated goodwill balances were X.X million, X.X million and X.X million, respectively at June 27, 2009.”
In response to the third bullet point above, we will in future filings; disclose in our MD&A, as appropriate, that we have not had any changes to our reporting units or allocations of goodwill by reporting units using the following language:
“At [applicable date], there have been no changes to our reporting units or in the allocation of goodwill to each respective reporting unit.”
In response to bullet point four, sub points 1-2, we respectfully direct the staff’s attention to note 11, page 15 of our Form 10-Q for the quarterly period ending March 28, 2009, which we believe addresses the spirit the staff’s questions in sub points 1-2 above. Below is an excerpt containing the pertinent information:
“Our forecasted future cash flows considered both current and future economic conditions and a terminal growth rate of 2.5%-3.0%. Changing the discount rate by 50 basis points would increase or decrease the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $45 million, $10 million and $1 million, respectively. Changing the terminal growth rate by 50 basis points would increase or decrease the calculated fair values of the U.S. Rental, Canadian Rental and Direct Sales reporting units by approximately $25 million, $5 million and $0, respectively. Increasing or decreasing the fair values of the net assets of the impaired reporting units by 5% as compared to the values used in the preparation of these financial statements would increase or decrease the goodwill impairment charge related to the U.S. Rental and Direct Sales reporting units by approximately $20 million and $0, respectively.”
We believe that the disclosure above provides investors with an understanding of the sensitivity analysis of each key assumption. In addition, in response to bullet point four, sub points 1-2, we will include in the MD&A, in future filings the following language which will give the reader a sense as to how conservative vs. aggressive our growth rate assumptions were.
“As identified in note 11, the terminal growth rate we used in our discounted cash flow model was 2.5%-3.0%. While we do not believe historical operating results are necessarily indicative of future operating results we believe our assumptions are reasonable when compared to our historical 10 year compound annual growth rate in operating cash flow of 3.3%.”

In response to bullet point four, sub point 3, we will include the following language in the MD&A as noted in our response to question 1 in future filings:
“Specifically, for purposes of the cash flow projection, we assumed that employment levels would continue to decline into fiscal 2010 and begin to moderately improve in fiscal 2011, returning to more normalized levels in fiscal 2012 and beyond.”
We believe bullet point five is addressed in the following language from note 11, page 15 of our Form 10-Q for the quarterly period ending March 28, 2009:
“In previous years, we used a market valuation approach to determine fair value for each reporting unit. As of June 28, 2008, our market capitalization substantially exceeded our carrying value. During the third quarter of fiscal year 2009, we engaged a third party independent valuation consulting firm to assist in determining the fair value of each reporting unit. Based on consultation with our valuation specialist, we used both a market valuation and income valuation approach, weighted evenly, to determine the fair values of our reporting units. The income valuation was derived by discounting future forecasted cash flows using a market based weighted average cost of capital. The market valuation was derived by referencing a measure of invested capital compared to earnings and cash flows of a peer group of companies and applying the resultant multiples to our reporting units. The combination of these valuations produced an estimated fair value that was less than the carrying amount for the U.S. Rental and Direct Sales reporting units.”
We believe the disclosures included in footnote 11 noted above provides investors with insight into how we perform our goodwill testing process and the sensitivity of our impairment charge to changes in the assumptions used in the testing process. The goodwill and intangible asset critical accounting policy disclosed in the MD&A of Form 10-Q filed for the quarterly period ending March 28, 2009, refers the reader to Note 11 of the consolidated condensed financial statements which we believe complies with the spirit of the information requested above and the requirements of Release 33-8350, part V.
* * * * * *
In connection with responding to your comments, G&K Services, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Upon review of this response letter, if you have any additional questions or wish to discuss any of the responses, please do not hesitate to contact Jeff Wright, Executive Vice President and Chief Financial Officer, or Tom Dietz, Vice President, Controller and Principal Accounting Officer, at 952.912.5500.

Sincerely,

/s/ Jeffrey L. Wright Jeffrey L. Wright
Executive Vice President and Chief Financial Officer

/s/ Thomas J. Dietz Thomas J. Dietz
Vice President, Controller and Principal Accounting Officer

c:	Douglas A. Milroy Chief Executive Officer Audit Committee of the Board of Directors